

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-Mail
Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re: Good Times Restaurants Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2013**
> **File No. 333-188183**

Dear Mr. Hoback:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1. We note the disclosure in your financial and brand highlights section regarding your same store sales growth and income from operations. Please balance the disclosure in your prospectus summary by prominently discussing and quantifying for the two most recent fiscal years and interim period your net losses, your losses from operations, and your decrease in net revenues.

Recent Developments, page 4

2. Please expand to balance the disclosure in this section to discuss that Big Daddy's Burger Bar restaurants have only been in existence for approximately three years and that its restaurants are located only in North Carolina. In addition, please quantify the additional capital contribution that you must make pursuant to the agreements with BDI and BDFD.

3. We note your reference to unaudited financial statements for Big Daddy's Burger Bar that are not included in your prospectus. Please revise to substantiate or remove the last sentence of the last paragraph on page 4.

Exhibits Index

4. Please note that we sometimes comment on legal opinions, and suggest that you file an opinion with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief